Exhibit 12.1
Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year
(Dollar amounts in millions)	April 30, 2012	April 30, 2011	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$5,852	$5,378	$24,398	$23,538	$22,118	$20,867	$20,122
Capitalized interest	(19)	(12)	(60)	(63)	(85)	(88)	(150)
Consolidated net income attributable to the noncontrolling interest	(152)	(151)	(688)	(604)	(513)	(499)	(406)
Adjusted income from continuing operations before income taxes	5,681	5,215	23,650	22,871	21,520	20,280	19,566
Fixed charges:
Interest (1)	592	574	2,382	2,268	2,160	2,267	2,267
Interest component of rent	210	170	790	651	597	406	464
Total fixed charges	802	744	3,172	2,919	2,757	2,673	2,731
Income from continuing operations before income taxes and fixed charges	$6,483	$5,959	$26,822	$25,790	$24,277	$22,953	$22,297
Ratio of earnings to fixed charges	8.1	8.0	8.5	8.8	8.8	8.6	8.2
  (1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.